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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       --------------------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                       Therapeutic Discovery Corporation
                       ---------------------------------
                               (Name of Issuer)

                     Class A Common Stock, Par Value $0.01
                     -------------------------------------
                        (Title of Class of Securities)

                                   883376105
                                   ---------
                                 CUSIP Number


                             Peter D. Staple, Esq.
                               ALZA Corporation
                              950 Page Mill Road
                          Palo Alto, California 94303
                                (650) 494-5000

                                With a copy to:
                             Sarah A. O'Dowd, Esq.
                       Heller, Ehrman, White & McAuliffe
                             525 University Avenue
                          Palo Alto, California 94301
                                (650) 324-7000

            ------------------------------------------------------
                      (Name, address and telephone number
                        of person authorized to receive
                          notices and communications)

                                August 25, 1997

                ----------------------------------------------
                         (Date of Event which requires
                           filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

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CUSIP No. 883376105

1)    Name of Reporting Persons:
      S.S. or I.R.S Identification No. of above person
                     ALZA Corporation
                     I.R.S. Identification No. 77-0142070
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2)    Check the Appropriate Box if a Member of a Group

      (a)  [_]
              ------------------------------------------------------------------

      (b)  [_]
              ------------------------------------------------------------------

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3)    SEC Use Only
                  --------------------------------------------------------------

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4)    Source of Funds:  00

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5)    [_]  Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)

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6)    Citizenship or Place of Organization:  Delaware

- --------------------------------------------------------------------------------

                  7)   Sole Voting Power
                          100 Shares of Class B Common Stock
                     -----------------------------------------------------------

Number of Shares  8)   Shared Voting Power
  Beneficially            7,734,424 Shares of Class A Common Stock
 Owned by Each       -----------------------------------------------------------
Reporting Person
      With        9)   Sole Dispositive Power
                          100 Shares of Class B Common Stock
                     -----------------------------------------------------------

                  10)  Shared Dispositive Power
                          7,734,424 Shares of Class A Common Stock
                     -----------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 7,734,424 Shares of Class A Common Stock and 100 Shares of Class B Common Stock

- --------------------------------------------------------------------------------

12)   [_]  Check if the Aggregate Amount in Row (11)
           Excludes Certain Shares

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13)   Percent of Class Represented by amount in Row (11):
                                 100.0% (See response to Item 3)
- --------------------------------------------------------------------------------

14)    Type of Reporting Person
                                 CO
- --------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

     This statement constitutes Amendment No. 1 to the Statement on Schedule 13D, dated June 22, 1993, relating to shares of Class A Common Stock, $.01 par value per share (the "Class A Common Stock") of Therapeutic Discovery Corporation, a Delaware corporation ("TDC"). The principal executive office of TDC is located at 1454 Page Mill Road, Palo Alto, CA 94303-0806. Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the initial Schedule 13D.

     The exact title of the class of security which is the subject of this filing is Class A Common Stock, par value $0.01, of TDC. The number of shares of Class A Common Stock outstanding as of August 25, 1997, the most recent practicable date, is 7,734,424. As of that date, there were also options to purchase 395,000 shares of Class A Common Stock immediately exercisable. The approximate number of holders of record of such Class A Common Stock as of August 25, 1997, the most recent practicable date, is 5,604.

     The reporting person, ALZA Corporation, a Delaware corporation, ("ALZA") is filing this Amendment No. 1 on Schedule 13D because, on August 25, 1997, it exercised the Purchase Option to acquire all of the outstanding Class A Common Stock pursuant to TDC's Restated Certificate of Incorporation, as filed with the Secretary of State for the State of Delaware on April 1, 1993 (the "Restated Certificate"), on the terms and subject to the conditions set forth in the Restated Certificate.

Item 2.  Identity and Background.
         -----------------------

     This filing is being made by ALZA. Its principal business is pharmaceutical research and development and the commercialization of pharmaceutical products. The address of its principal executive offices are 950 Page Mill Road, Palo Alto, CA 94303-0802

     (i) During the last five years, ALZA has not been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors). During the last five years, ALZA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment by decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

     (ii) The following information is given with respect to the executive officers and directors of ALZA:

          (a) Dr. Alejandro Zaffaroni, Director, Founder and Co-Chairman Business Address:
               ----------------
               950 Page Mill Road
               P.O. Box 10950
               Palo Alto, CA  94303-0802
               Principal Occupation: Director and Co-Chairman of ALZA; Director
               --------------------
               of Affymetrix, Inc.; Chairman of the Board and Chief Financial Officer of Symyx Technologies
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

          (b)  Dr. Ernest Mario, Director, Co-Chairman and Chief Executive
               Officer
               Business Address:
               ----------------
               950 Page Mill Road
               P. O. Box 10950
               Palo Alto, CA 94303-0802
               Principal Occupation:  Chief Executive Officer of ALZA
               --------------------
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

         (c)   William G. Davis, Director
               Business Address:
               ----------------
               3532 Bay Road, South Drive
               Indianapolis, Indiana  46240
               Principal Occupation: Independent Business Consultant; President
               --------------------
               (Retired), Medical Instruments Systems Division, Eli Lilly and Company, a pharmaceutical company
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

         (d)   Dr. William R. Brody, Director
               Business Address:
               ----------------
               3400 North Charles Street
               242 Garland Hall
               Baltimore, Maryland 21218
               Principal Occupation:  President of The John Hopkins
               --------------------
               University, a healthcare and educational institution
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

         (e)   Robert J. Glaser, M.D., Director
               Business Address:
               ----------------
               1 Elm Place
               Atherton, California  94027
               Principal Occupation: Director (retired) for Medical Science and
               --------------------
               Trustee, Lucille P. Markey Charitable Trust, a philanthropic foundation supporting basic biomedical research
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

         (f)   Dean O. Morton, Director
               Business Address:
               ----------------
               3200 Hillview Avenue
               Palo Alto, California  94304
               Principal Occupation: Executive Vice President and Chief
               --------------------
               Operating Officer (Retired), Hewlett-Packard Corporation, an electronics company
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

         (g)   Denise M. O'Leary, Director
               Business Address:
               ----------------
               c/o Vivra, Inc.
               1850 Gateway Drive, Suite 5000
               San Mateo, CA 94404
               Principal Occupation: Special Limited Partner with Menlo
               --------------------
               Ventures, a venture capital investment company
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

         (h)   Isaac Stein, Director
               Business Address:
               ----------------
               525 University Avenue, Suite 700
               Palo Alto, California  94301-1908
               Principal Occupation: President, Waverley Associates, Inc., a
               --------------------
               private investment company
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

         (i)   Julian N. Stern, Director
               Business Address:
               ----------------
               525 University Avenue, Suite 1100
               Palo Alto, California  94301-1908
               Principal Occupation:  Partner, Heller Ehrman White & McAuliffe,
               --------------------
               a law firm
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

         (j)   Bruce C. Cozadd, Senior Vice President and Chief Financial
               Officer
               Business Address:
               ----------------
               950 Page Mill Road
               P. O. Box 10950
               Palo Alto, CA 94303-0802
               Principal Occupation:  Senior Vice President and Chief Financial
               --------------------
               Officer of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

         (k) Dr. Felix Theeuwes, President, New Ventures and Chief Scientist Business Address:
               ----------------
               950 Page Mill Road
               P.O. Box 10950
               Palo Alto, California  94303-0802
               Principal Occupation:  President, New Ventures and Chief
               --------------------
               Scientist of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  Belgium
               -----------

         (l) Dr. Samuel R. Saks, Senior Vice President, Medical Affairs Business Address:
               ----------------
               950 Page Mill Road
               P.O. Box 10950
               Palo Alto, California 94303-0802
               Principal Occupation:  Senior Vice President, Medical Affairs
               --------------------
               of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

         (m)   Dr. Gary V. Fulscher, Senior Vice President, Operations
               Business Address:
               ----------------
               950 Page Mill Road
               P.O. Box 10950
               Palo Alto, California 94303-0802
               Principal Occupation:  Senior Vice President, Operations of ALZA
               --------------------
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

         (n) Peter D. Staple, Senior Vice President and General Counsel Business Address:
               ----------------
               950 Page Mill Road
               P.O. Box 10950
               Palo Alto, California 94303-0802
               Principal Occupation:  Senior Vice President and General Counsel
               --------------------
               of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

         (o)   Dr. James W. Young, Senior Vice President, Research and
               Development
               Business Address:
               ----------------
               950 Page Mill Road
               P.O. Box 10950
               Palo Alto, California 94303-0802
               Principal Occupation: Senior Vice President, Research and
               --------------------
               Development of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

         (p)   James Butler, Senior Vice President, Sales and Marketing
               Business Address:
               ----------------
               950 Page Mill Road
               P.O. Box 10950
               Palo Alto, California 94303-0802
               Principal Occupation:  Senior Vice President, Sales and Marketing
               --------------------
               of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

         (q)   Harold Fethe, Vice President, Human Resources
               Business Address:
               ----------------
               950 Page Mill Road
               P.O. Box 10950
               Palo Alto, California 94303-0802
               Principal Occupation:  Vice President, Human Resources of ALZA
               --------------------
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The total consideration for the purchase by ALZA of the Class A Common Stock is $100 million. The source of these funds is ALZA's cash, cash equivalents and marketable securities.

Item 4.  Purpose of Transaction.
         ----------------------

     The purpose of this transaction is to acquire the rights to all products and product candidates developed or under development by ALZA and TDC pursuant to the Development Agreement dated March 10, 1993 between ALZA and TDC. ALZA believes that it is in the best interests of ALZA and ALZA's stockholders to exercise the Purchase Option at this time. ALZA will be replacing TDC's directors with employees of ALZA. The transaction reported herein will cause TDC to become a wholly-owned subsidiary of ALZA. TDC will be de-listed from the Nasdaq National Market and will have its public reporting obligations suspended.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

       (a) As of August 25, 1997, ALZA has exercised the Purchase Option to acquire 7,734,424 shares of Class A Common Stock and owns 100 shares of Class B Common Stock of TDC. As of August 25, 1997, no shares of Class A Common Stock of TDC are beneficially owned by any other person named in Item 2 except as set out on the following table:

                                                              Sole Power to          Shared Power to
        Name                        Position                 Vote and Dispose       Vote and Dispose
        ----                        --------                 ----------------       ----------------
Cozadd, Bruce C.          Senior Vice President and Chief
                          Financial Officer of ALZA                   15

Fethe, Harold             Vice President, Human
                          Resources of ALZA                                              3,304

Fulscher, Dr. Gary V.     Senior Vice President,
                          Operations of ALZA                       4,489                 4,693

Stern, Julian N.          Director and Secretary of ALZA           9,393

Theeuwes, Dr. Felix       President, New Ventures and
                          Chief Scientist of ALZA                    413                17,064

Zaffaroni, Dr. Alejandro  Co-Chairman of the Board and
                          Founder of ALZA                         95,594

As of December 31, 1996 ALZA's 401(k) tax deferral investment plan owned 18,902 shares of Class A Common Stock for the accounts of certain ALZA employees. The employees direct the investment of these accounts. Some of the shares reported as shared power to vote and dispose in the table above are included in the foregoing amount.

     (b)  As above.
     (c)  None.
     (d)  Not applicable.
     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

       Article FIFTH of the Restated Certificate provides ALZA with the Purchase Option. The Purchase Option provides that ALZA may purchase all, but not less than all, of the issued and outstanding Class A Common Stock at any time prior to the earlier of: (i) 60 days after the later of (a) the date of filing with the Securities and Exchange Commission or (b) the due date of TDC's Form 10-K or Form 10-Q containing a balance sheet showing that TDC has less than an aggregate of $5 million in cash, cash equivalents, and short-term and long-term investments, or (ii) December 31, 1999 (subject to certain extension rights not applicable in the circumstances). ALZA may exercise the Purchase Option at any time prior to such expiration date by mailing an exercise notice to TDC. This exercise notice must identify certain information, including a closing date for the purchase and the exercise price and form of consideration to be paid to TDC stockholders. The closing date must be within 90 days of the exercise date but may be extended by ALZA in certain circumstances outlined in the Restated Certificate, such as the need for regulatory clearance. ALZA exercised the Purchase Option by providing the foregoing exercise notice to TDC on August 25, 1997. The closing date has been set for September 29, 1997 (the "Closing Date").

       From the date of exercise of the Purchase Option until the Closing Date, TDC is prohibited by the terms of the Restated Certificate from engaging in any extraordinary corporate activity without the prior written consent of ALZA.

       Article FOURTH of the Restated Certificate provides that as soon as ALZA exercises the Purchase Option, TDC's board shall cease to be classified, the number of authorized TDC directors shall be increased in accordance with a formula set forth in the Restated Certificate and the holders of TDC's Class B Common Stock (currently ALZA) shall have the sole right to appoint the directors thereafter.

       Within 15 days after the mailing of the exercise notice to TDC, TDC must provide ALZA with a status statement containing certain financial information. This financial information includes all actual and contingent liabilities of TDC. ALZA then may reduce the exercise price by the amount of such liabilities. It is not anticipated that any reduction will occur in the current circumstances of this transaction.

       ALZA must designate a payment agent who will distribute the exercise price to the TDC stockholders. ALZA must also deposit both the exercise price, and irrevocable instructions to pay the exercise price to TDC stockholders of record as of the close of business on the Closing Date, with the payment agent on or prior to the Closing Date. ALZA has designated Boston EquiServe, L.P., as payment agent (the "Payment Agent").

       On the Closing Date, title to the Class A Common Stock will automatically transfer to and vest in ALZA without further act of any person. The Payment Agent will then disburse the exercise price to TDC stockholders upon tender of stock certificates to the Payment Agent or, if the Class A Common Stock is held in a brokerage account, that account will be credited with such amount.

Item 7.  Exhibits.
         --------

       7.1 Restated Certificate of Incorporation of Therapeutic Discovery Corporation as filed with the Delaware Secretary of State on April 1, 1993 (incorporated by reference from Exhibit 7.1 of Schedule 13D filed by ALZA Corporation in paper format on June 22, 1993 and electronically on September 4,
1997)

                                   SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 4, 1997                ALZA CORPORATION


                                   By: /s/ PETER D. STAPLE
                                      -------------------------------
                                      Peter D. Staple
                                      Senior Vice President and
                                      General Counsel


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